Sit Investment Associates

Mutual Funds Newsletter

Summer 2009

Sit Dividend Growth Fund: Income and Growth Opportunities

The Sit Dividend Growth Fund invests in dividend-paying, growth-oriented companies that exhibit the potential to deliver strong earnings and dividend growth over time. We believe that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects. Several factors are considered in the evaluation of a company's potential for above-average, long-term earnings, revenue, and dividend growth, including: a record of paying dividends, unique product or service, growing product demand, dominant and growing market share, management experience and capabilities, and strong financial condition. There is a great deal of flexibility in the Fund and we can look in all sectors, market cap ranges and geographic locations to find the right investments to meet the Fund's objectives. Dividends are the underlying principle that makes the Sit Dividend Growth Fund appealing to investors seeking both current income and long-term capital appreciation.

In the latter part of the 20th century, the role of dividends diminished in the U.S. due to high tax rates and a greater focus on capital appreciation in a strong stock market. The percentage of firms that were paying dividends in 1978 was 66.5% and by 1999 that percentage had fallen to 20.8%. Since 2003, when the highest federal income tax rate on qualified dividends was reduced to 15% from the previous maximum of 38.6%, dividends regained footing as a powerful investing tool.

Dividend-paying stocks are typically a lower-risk investment than non-dividend paying stocks. Companies that pay dividends tend to be larger, mature, and less susceptible to economic fluctuations. Since dividends are usually paid to shareholders in cash, equity investors are more likely to hold on to these shares during bear markets due to the current income generated from the investment. According to Standard & Poor's, dividend-paying stocks performed +6.34% ahead of non-dividend payers during the 2008 market meltdown.

Many long-term studies have shown that dividend-paying companies, as a group, outperform non-dividend payers. A key underlying factor is due to the "compounding effect" of dividend income. This tends to be under-appreciated by investors, in our view.

All investors, whether they are far from, near to, or in retirement can utilize dividends in the way that best fits their personal investment strategy. Reinvestment of dividend payouts will, of course, increase total holdings and build wealth for retirement. Investors can use dividend payouts as a temporary or on-going source of current income while also benefiting from the capital appreciation of the shares.

The Sit Dividend Growth Fund has outperformed its benchmark, the S&P 500 Index, each calendar year since its inception on December 31, 2003 and has outperformed the Index in 2009 year-to-date. The Fund has trailed in some shorter reporting periods, however, including the second quarter of 2009. The Fund was created primarily to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. The Fund seeks long-term capital appreciation secondarily. For complete Sit Dividend Growth Fund performance information, see page five.

Sit Minnesota Tax-Free Fund

The Sit Minnesota Tax-Free Income Fund outperformed its benchmark, the Barclays Capital 5-year Municipal Bond Index, by +8.82% in the first six months of this year. As of 6/30/2009, the Sit Minnesota Tax-Free Income Fund returned 11.77% year-to-date and had a 5.31% 30-day SEC yield, which translates to a taxable equivalent yield of 8.87% – assuming 35% federal and 7.85% Minnesota tax brackets. The Sit Minnesota Tax-Free Income Fund appeals to investors seeking current income exempt from both federal and Minnesota regular personal income tax.

We believe there are four primary reasons for our Fund management team's success: sector allocation, duration targets, market supply and credit quality.

Sector Allocation: The Fund has recently been heavily weighted (68.2%) in some of 2009's best performing municipal bond sectors, such as Hospital/Health Care, Multifamily Mortgage Revenue, Single Family Mortgage Revenue, and Education/Student loans. These sectors have had 2009 year-to-date returns between +11.25% and +14.50%. In fact, all of the Fund's other sectors have had positive returns this year as well.

Duration: The Fund has been well positioned over the last six months to benefit from the high returns of longer duration municipal securities. A fund's duration is the measure of price sensitivity to interest rate changes. The higher a fund's duration, the more its price

Continued on page ten.

Investment Outlook and Strategy Summary by Roger J. Sit - Chairman and President



Policymakers throughout the world have responded to the rapidly evolving financial crisis in an unprecedented manner with quick reductions in short-term interest rates and enormous fiscal stimulus packages totaling over $2 trillion globally by some counts. Although this spending, along with smaller drawdowns of business inventories, will likely have a positive impact on the economy over the next several quarters, we expect only modest U.S. economic growth in the second half of the year. The key near-term drags on growth are increasing unemployment and a rising consumer savings rate. While one could argue that U.S. consumers should save more following the huge borrowing binge that occurred in recent years, lower consumer spending will have a meaningful impact on economic growth.

On the inflation front, most of the major price indicators remain well contained. The June Consumer Price Index (CPI) increased +0.7% sequentially, driven by a +17.3% surge in gasoline prices. However, the latest gas pump prices and wholesale gasoline quotes suggest a sharp pullback in the CPI energy component in July, which is likely to push headline CPI back into negative territory. On a year-over-year basis, the June CPI was down -1.4%. This underscores our belief that inflation is not a near-term problem, particularly since labor costs are subdued given the employment picture. Clearly, however, investors should be concerned about inflation at some point. The unprecedented monetary and fiscal stimulus currently being applied to the economy, coupled with the Federal Reserve's difficult task of determining when to become more restrictive without short-circuiting the recovery, point to rising inflation risk further down the road.

In terms of fiscal policy, both the near- and long-term outlooks are challenging. Through the first nine months of the current fiscal year, the budget deficit stands at a record $1.1 trillion. Total tax receipts are down approximately -22% through June, largely due to the recession, but exacerbated by the tax rebates related to the stimulus plan. The Congressional Budget Office is projecting a budget deficit this year of $1.67 trillion, largely consistent with the Office of the Management and Budget's estimated $1.84 trillion. Relative to GDP, these numbers are almost unprecedented, surpassed only by the spending that occurred during World War II. These deficits may not have severe near-term implications for the economy, but they are a longer-term risk. If left unchecked, unsustainably high deficits will likely impact the economy negatively through higher interest rates and/or a weakened U.S. dollar.

Stock Markets

The past twelve months have proven especially difficult for equity investors, although the market rally over the past quarter was encouraging. While there are clearly challenges yet to overcome, we believe there are enough positive factors to support higher stock prices in the months ahead. As previously discussed, many economic data points have shown signs of stability, and fiscal and monetary stimulus efforts have yet to play out fully. Credit markets, although not back to normal, have started to function again, and there are even tentative signs that the housing market is beginning to bottom. Corporate balance sheets remain strong and profitability has been relatively resilient. In fact, the majority of recent corporate earnings reports have exceeded analyst estimates, largely due to cost cutting and productivity efforts. This suggests that profit margins and earnings could be meaningfully higher once sales growth resumes. Finally, we believe inflation and interest rates will remain subdued, supporting higher valuations (i.e. P/E multiples) for equities.

However, these incremental positives are battling significant headwinds that will not dissipate overnight. Unemployment will likely remain high, as major sectors of the economy (e.g., autos, construction) are unlikely to recover quickly. In addition, the negative "wealth effect," due to the fallout from depressed equity and real estate prices, is pushing consumer savings rates higher. Overall, we believe some degree of momentum returning to the economy is likely over the near term and will give rise to higher corporate earnings, particularly in 2010.

Equity markets outside the U.S. have also performed better in recent months, as investors begin to anticipate an economic recovery. Despite the strong second quarter rebound, global equity prices experienced sharp declines over the past twelve months. We continue to see attractive investment opportunities in emerging markets, particularly Asia (excluding Japan), as economies are responding to aggressive monetary and fiscal stimulus efforts. Our enthusiasm for Europe is tempered based on our belief that more fiscal and monetary stimulus are needed to revive growth.

Bond Markets

Taxable bonds had solid returns in June, up +0.6%, but municipal bonds lost some of their recent gains. Longer-term interest rates rose during the second quarter and the yield curve steepened, as investors continued the reversal of the massive flight to quality that occurred during late 2008. The 2-year maturity U.S. Treasury note yield increased to 1.11%, up approximately +31 basis points, and the 30-year U.S. Treasury bond yield ended the quarter at 4.33%, up approximately +80 basis points.

Corporate bonds, led by finance company obligations, outperformed all other sectors of the market and provided double-digit total returns. Signs of an ease to the credit crisis restored investor confidence in corporate obligations during the quarter and led to a return to a more normalized level of valuation. Asset-backed securities were the next-best performing sector, primarily due to the beginning of a recovery in commercial mortgage, credit card, and auto loans. These asset classes also continued to benefit from government initiatives to restore some semblance of access to credit for both consumers and businesses. Mortgage-backed securities produced modestly positive total returns, as U.S. Treasury purchases in the sector, intended to facilitate lower mortgage rates, also served to keep mortgage prices at an artificially high level.

We continue to focus on securities that we believe will benefit from an intermediate-term housing market recovery, while still providing attractive risk-adjusted returns within the current recessionary environment.

Roger Sit is Chairman, President, Chief Executive Officer and Global Chief Investment Officer of Sit Investment Associates. Roger has a Masters Degree in Business Administration from the Harvard Graduate School of Business Administration.

Sit Mutual Funds Performance Summary: Second Quarter 2009

Equities

After several very difficult months, stocks posted exceptional gains during the second quarter of 2009. Important catalysts have emerged in recent months, most notably signs of stabilization in economic conditions around the world. These incremental positives are battling significant factors such as high unemployment and the negative "wealth effect" due to the fallout from depressed equity and real estate prices, which increase consumer savings. We anticipate a gradual recovery over the next several quarters considering both the current stabilizing and negative factors that are more fully addressed in Roger Sit's "Investment Outlook and Strategy Summary" on the adjacent page.

The Sit Equity Funds delivered positive returns for the second quarter. All but the Sit International Growth Fund trailed their benchmarks. The Funds are well diversified, owing to a wide variety of attractive opportunities throughout the market. We continue to focus on companies with solid balance sheets and strong cash flow generation.

In the current environment, attractive opportunities are available in virtually all economic sectors. We have also used the significant market volatility to "upgrade" holdings where possible, with a particular focus on companies with strong balance sheets, cash flow and exposure to the eventual improvement in the economy. Technology has emerged as a leadership group within the market, and this continues to be a favored sector within the Funds. We also continue to believe there are opportunities in the healthcare sector for well-positioned companies, regardless of the inevitable structural reforms. Finally, despite the dramatic decline in energy prices over the past twelve months, the long-term imbalance between demand and supply still exists, in our view.

Geographically, we prefer investments with exposure to the U.S. and Asia ex-Japan as we believe these regions will lead the global economy out of the current economic difficulty. The U.S. was the first to slow and has been proactive, from the perspective of both monetary and fiscal policy. Asia ex-Japan, specifically China and India, have also used aggressive monetary and fiscal policies to stimulate domestic consumption and growth. Although we still have yet to see a significant pick-up in domestic demand, we are hopeful the various government tactics will revive and stabilize those economies. In Europe, we believe more fiscal and monetary stimuli are needed, but also realize those economies will be driven by external factors and not just domestic concerns. Therefore, the holdings in Europe are diversified across an array of sectors that will not only benefit from increased consumption elsewhere in the world, but also gain from internal, domestic growth. Japan is the weakest link as that country continues to deal with weak domestic consumption and structural issues. It appears that there will be a change in political leadership, potentially impacting our investments. Unsure of what the upcoming election holds, we have a balanced portfolio of export beneficiaries, consumption plays, and restructuring participants in Japan.

Fixed Income

Yields on most U.S. Treasuries rose during the second quarter in a continuation of the reversal of the fourth quarter 2008 flight to quality by investors which caused Treasury rates to approach historical lows. Despite a continuation of a fairly weak overall economic environment, government initiatives appear to be working. The massive federal intervention into credit markets from such programs as the Term Asset-Backed Securities Lending Facility (TALF), the Public Private Investment Program (PPIP), and large-scale purchases of mortgage backed securities, has kept interest rates at historically low levels and precipitated the beginnings of a return of relative value to fixed-income markets. We continue to believe the net effect of current government initiatives will be to drive an eventual economic recovery during the second half of 2009, led by a recovery in the housing market. We continue to focus on securities that we believe will benefit from an intermediate-term housing market recovery, while still providing attractive risk-adjusted returns within the current recessionary environment. Within the U.S. Government Securities Fund, this is accomplished primarily through the purchasing of high coupon agency mortgage pass-through securities, as the high levels of income these securities produce combined with stable principal returns continues to provide investors with attractive total returns and stability of principal, which has been the case since the Fund's inception.

Municipals provided strong positive returns in the second quarter of 2009. Lower-rated and longer-maturity bonds provided the best returns, while intermediate maturity bonds (i.e., ten years and less) were the weakest performing part of the municipal yield curve and actually rose slightly in yield. In addition, longer duration tax-exempt bonds have benefited from a more limited available supply.

Going forward, we expect modest further narrowing of yield spreads for lesser rated municipals and stable short-term interest rates until the second quarter of 2010. Longer-intermediate maturity and lower rated bonds with stable credit outlooks continue to offer attractive yields. Fiscal stresses and the health of market-making financial institutions will likely continue to affect volatility in the near term, as well as bursts of heavy supply. Our strategy remains focused on finding opportunities to increase portfolio yields in sectors and securities with relatively stable longer-term credit outlooks while employing diversification as a key factor in managing risk.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices.

Sit Large Cap Growth Fund
(SNIGX)
Inception 9/2/82

Portfolio Managers
Roger J. Sit
Ronald D. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
6/30/09: $32.42 Per Share

Total Net Assets
$324.1 Million

Weighted Avg. Mkt. Cap
$59.6 Billion

Total Returns (%)

	Sit Large Cap Growth Fund	Russell 1000® Growth Index	S&P 500 Index
Average Annual Total Returns (%)*			
3 Month**	13.00%	16.32%	15.93%
6 Month**	7.74	11.53	3.16
1 Year	-24.77	-24.50	-26.22
5 Year	0.74	-1.83	-2.24
10 Year	-3.01	-4.18	-2.22
Inception***	9.12	9.69	10.72
Cumulative Total Returns (%)*			
1 Year	-24.77%	-24.50%	-26.22%
5 Years	3.73	-8.80	-10.72
10 Year	-26.37	-34.75	-20.14
Inception***	941.23	1096.01	1439.11

*As of 6/30/09
**Not Annualized
***On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.

Portfolio Structure by Sector
(% of Total Net Assets)



Electronic Technology 13.6
Finance 11.1
Health Technology 10.6
Energy Minerals 9.5
Consumer Non-Durables 8.9
Technology Services 7.1
Producer Manufacturing 6.5
Sectors Less than 6% 28.5
Cash and Other Net Assets 4.2

Top Five Stock Holdings

1. Verizon Communications, Inc.
2. IBM Corp.
3. Qualcomm, Inc.
4. McDonald's Corp.
5. Southwestern Energy Co.

Total Number of Holdings: 93

Sit Mid Cap Growth Fund
(NBNGX)
Inception 9/2/82

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

Net Asset Value
6/30/09: $9.90 Per Share

Total Net Assets
$127.5 Million

Weighted Avg. Mkt. Cap
$9.8 Billion

Total Returns (%)

	Sit Mid Cap Growth Fund	Russell Midcap® Growth Index	Russell Midcap® Index
Average Annual Total Returns (%)*			
3 Month**	19.71%	20.67%	20.80%
6 Month**	13.66	16.61	9.96
1 Year	-32.51	-30.33	-30.36
5 Year	0.18	-0.44	-0.11
10 Year	-0.45	0.02	3.15
Inception	11.04	N/A	N/A
Cumulative Total Returns (%)*			
1 Year	-32.51%	-30.33%	-30.36%
5 Year	0.92	-2.18	-0.53
10 Year	-4.40	0.23	36.35
Inception	1563.16	N/A	N/A

*As of 6/30/09
**Not Annualized
Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.

Portfolio Structure by Sector
(% of Total Net Assets)



Health Technology 14.2
Electronic Technology 12.5
Finance 9.7
Producer Manufacturing 9.3
Technology Services 9.0
Energy Minerals 7.2
Process Industries 7.2
Sectors Less than 6% 29.9
Cash and Other Net Assets 1.0

Top Five Stock Holdings

1. Activision Blizzard, Inc.
2. Southwestern Energy Co.
3. Celgene Corp.
4. TCF Financial Corp.
5. Gilead Sciences, Inc.

Total Number of Holdings: 93

Sit Small Cap Growth Fund
(SSMGX)

Inception 7/1/94

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
6/30/09: $25.89 Per Share

Total Net Assets
$58.4 Million

Weighted Avg. Mkt. Cap
$2.7 Billion

Total Returns (%)

	Sit Small Cap Growth Fund	Russell 2000® Growth Index	Russell 2000® Index
Average Annual Total Returns (%)*			
3 Month**	19.69%	23.38%	20.69%
6 Month**	10.17	11.36	2.64
1 Year	-30.85	-24.85	-25.01
5 Year	0.47	-1.32	-1.71
10 Year	3.72	-0.89	2.38
Inception	8.71	4.25	6.52
Cumulative Total Returns (%)*			
1 Year	-30.85%	-24.85%	-25.01%
5 Year	2.37	-6.45	-8.24
10 Year	44.07	-8.54	26.50
Inception	250.20	86.74	158.05

*As of 6/30/09
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



HealthTechnology 20.1
ElectronicTechnology 13.9
TechnologyServices 13.2
ProducerManufacturing 7.5
Finance 7.2
Industrial Services 6.1
Energy Minerals 5.7
SectorsLessthan5% 25.7
Cash and Other Net Assets 0.6

Top Five Stock Holdings

1. NuVasive, Inc.
2. ANSYS, Inc.
3. Informatica Corp.
4. Southwestern Energy Co.
5. TCF Financial Corp.

Total Number of Holdings: 97

Sit Dividend Growth Fund
Class I **(SDVGX)**
Class S **(SDVSX)**
Inception 12/31/03

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

	Class I	Class S
Net Asset Value Per Share 6/30/09:	$9.60	$9.58
Total Net Assets (Million)	$28.3	$15.7
Weighted Avg. Mkt Cap	$52.0 Billion	

Total Returns (%)

	3 Month**	6 Month**	1 Year	3 Year	5 Year	Since Inception***
Average Annual Total Returns (%)*						
Class I	14.44%	4.53%	-21.59%	-2.62%	3.22%	3.25%
S&P 500 Index	15.93	3.16	-26.22	-8.22	-2.24	-1.44
Class S	14.43	4.39	-21.79	-2.90	N/A	-2.60
S&P 500 Index	15.93	3.16	-26.22	-8.22	N/A	-8.02
Cumulative Total Returns (%)*						
Class I	14.44%	4.53%	-21.59%	-7.66%	17.20	19.25%
S&P 500 Index	15.93	3.16	-26.22	-22.70	-10.72	-7.65
Class S	14.43	4.39	-21.79	-8.45	N/A	-8.20
S&P 500 Index	15.93	3.16	-26.22	-22.70	N/A	-23.82

*As of 6/30/09
**Not Annualized
***Class I inception 12/31/03; Class S inception 3/31/06.

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 16.4
ConsumerNon-Durables 10.8
HealthTechnology 10.7
Electronic Technology 9.5
EnergyMinerals 9.4
ProducerManufacturing 7.5
SectorsLessthan5% 32.6
Cash and Other Net Assets 3.1

Top Five Stock Holdings

1. IBM Corp.
2. Verizon Communications, Inc.
3. Johnson & Johnson
4. Chevron Corp.
5. Pepsico, Inc.

Total Number of Holdings: 100

Sit Global Dividend Growth Fund

Class I (GDGIX)
Class S (GDGSX)
Inception 9/30/08

Net Asset Value Per Share	Class I	Class S
6/30/09:	$9.70	$9.70
Total Net Assets (Million)	$2.3	$0.7
Weighted Avg. Mkt Cap	$56.7	Billion

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Ray Sit, CFA
Tasha Murdoff
Michael J. Stellmacher, CFA

Total Returns (%)

	3 Month**	6 Month**	Since Inception
Average Annual Total Returns (%)*			
Class I	16.30%	3.37%	-2.06%
Class S	16.37	3.30	-2.18
Composite Index***	19.71	5.11	-17.08
S&P 500 Index	15.93	3.16	-19.48
MSCI EAFE Index	25.43	7.95	-13.59
Cumulative Total Returns (%)*			
Class I	16.30%	3.37	-2.06%
Class S	16.37	3.30	-2.18
Composite Index***	19.71	5.11	-17.08
S&P 500 Index	15.93	3.16	-19.48
MSCI EAFE Index	25.43	7.95	-13.59

*As of 6/30/09
**Not Annualized
*** Composite Index comprised of 60% S&P 500 Index and 40% MSCI EAFE Index.

Portfolio Structure by Sector
(% of Total Net Assets)


Finance 18.9
Consumer Non-Durables 9.3
Energy Minerals 9.3
Health Technology 9.3
Electronic Technology 7.8
Producer Manufacturing 7.6
Sectors Less than 6% 34.4
Cash and Other Net Assets 3.4

Top Five Stock Holdings

1. Verizon Communications, Inc.
2. IBM Corp.
3. BHP Billiton, A.D.R.
4. Occidental Petroleum Corp.
5. Wells Fargo & Co.

Total Number of Holdings: 101

Sit International Growth Fund

(SNGRX)
Inception 11/1/91

Net Asset Value
6/30/09: $10.90 Per Share

Portfolio Managers
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

Total Net Assets
$21.0 Million

Weighted Avg. Mkt. Cap
$40.1 Billion

Total Returns (%)

	Sit International Growth Fund	MSCI EAFE Growth Index	MSCI EAFE Index
Average Annual Total Returns (%)*			
3 Month**	23.58%	21.43%	25.43%
6 Month**	4.01	6.34	7.95
1 Year	-37.71	-33.66	-31.35
5 Year	0.26	2.19	2.31
10 Year	-3.98	-0.59	1.18
Inception	2.58	2.50	4.34
Cumulative Total Returns (%)*			
1 Year	-37.71%	-33.66%	-31.35%
5 Year	1.32	11.43	12.09
10 Year	-33.40	-5.72	12.43
Inception	56.80	54.76	111.79

*As of 6/30/09
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Finance 17.8
Consumer Non-Durables 13.8
Producer Manufacturing 7.7
Health Technology 7.4
Non-Energy Minerals 6.5
Energy Minerals 6.3
Communications 6.0
Sectors Less than 6% 33.0
Cash and Other Net Assets 1.5

Portfolio Structure by Region


Europe 56.8 62.2
Asia 32.3 37.8
Other 9.4 0.0
Cash & Other Net Assets 1.5 0.0
Sit International Growth Fund
MSCI EAFE Growth Index

Top Five Stock Holdings

1. BHP Billiton, Ltd.
2. Telefonica, S.A.
3. Nestle, S.A.
4. Schlumberger, Ltd., A.D.R.
5. Reckitt Benckiser, p.l.c

Total Number of Holdings: 93

Sit Developing Markets Growth Fund

(SDMGX)

Inception 7/1/94

Portfolio Managers
Roger J. Sit
Raymond E. Sit

Net Asset Value
6/30/09: $16.13 Per Share

Total Net Assets
$13.2 Million

Weighted Avg. Mkt. Cap
$27.6 Billion

Total Returns (%)

	Sit Developing Mkts Growth Fund	MSCI Emerging Mkts Index	MSCI Emerging Mkts Growth Index
Average Annual Total Returns (%)*			
3 Month**	32.98%	33.57%	31.76%
6 Month**	31.46	34.26	34.17
1 Year	-33.73	-29.97	-32.69
5 Year	12.12	11.99	10.34
10 Year	5.85	6.29	5.08
Inception	3.90	3.13	N/A
Cumulative Total Returns (%)*			
1 Year	-33.73%	-29.97%	-32.69%
5 Years	77.17	76.15	63.57
10 Year	76.58	83.97	64.10
Inception	77.52	58.88	N/A

*As of 6/30/09
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Energy Minerals 13.6
Finance 13.3
Non-Energy Minerals 11.6
Communications 10.3
Electronic Technology 10.0
Sectors Less than 7% 39.4
Cash and Other Net Assets 1.8

Portfolio Structure by Region



Asia 58.5 57.2
Latin America 22.6 21.7
Europe 8.5 9.7
Africa/Middle East 8.6 11.4
Cash and Other Net Assets 1.8 0.0
Sit Dev. Mkts. Growth Fund
MSCI Emerging Markets Index

Top Five Stock Holdings

1. Petrobras
2. BHP Billiton, A.D.R.
3. Companhia Vale Do Rio Doce, A.D.R.
4. Samsung Electronics
5. China Life Insurance Co., A.D.R.

Total Number of Holdings: 91

Sit Balanced Fund

(SIBAX)

Inception 12/31/93

Portfolio Managers
Roger J. Sit
Bryce A. Doty, CFA
John M. Bernstein

Net Asset Value
6/30/09: $12.96 Per Share

Total Net Assets
$10.3 Million

Total Returns (%)

	Sit Balanced Fund	S&P 500 Index	Barclays Capital Aggregate Bond Index
Average Annual Total Returns (%)*			
3 Month**	10.18%	15.93%	1.78%
6 Month**	6.07	3.16	1.90
1 Year	-17.84	-26.22	6.05
5 Year	0.97	-2.24	5.01
10 Year	-0.04	-2.22	5.98
Inception	5.34	6.45	6.10
Cumulative Total Returns (%)*			
1 Year	-17.84%	-26.22%	6.05%
5 Year	4.92	-10.72	27.72
10 Year	-0.42	-20.14	78.71
Inception	124.15	163.77	150.39

*As of 6/30/09
**Not Annualized

Portfolio Structure
(% of Total Net Assets)



Cash & Other Net Assets 9.2%
Equities 56.6%
Bonds 34.2%

Top Five Stock Holdings

1. IBM Corp.
2. Verizon Communications, Inc.
3. McDonald's Corp.
4. Pepsico, Inc.
5. Southwestern Energy Co.

Total Number of Holdings: 175

Sit U.S. Government Securities Fund

(SNGVX)

Inception 6/2/87

Net Asset Value
6/30/09: $10.90 Per Share

Total Net Assets: $426.7 Million
30-Day SEC Yield: 5.31%
12-Month Distribution Rate: 4.93%
Average Maturity: 20.7 Years
Effective Duration: 1.9 Years[1]

Portfolio Managers
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA

Total Returns (%)

	Sit U.S. Gov't Securities Fund	Barclays Cap. Inter. Gov't Bond Index	Lipper U.S. Gov't Fund Index
Average Annual Total Returns (%)*			
3 Month**	1.78%	-1.44%	-0.09%
6 Month**	3.93	-1.52	N/A
1 Year	6.21	6.42	5.32
5 Year	5.01	5.00	4.44
10 Year	5.18	5.63	5.16
Inception	6.59	6.78	6.23
Cumulative Total Returns (%)*			
1 Year	6.21%	6.42%	5.32%
5 Year	27.71	27.66	24.29
10 Year	65.68	72.87	65.41
Inception	309.70	325.99	280.01

*As of 6/30/09
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Collateralized Mortgage Obligations 35.2
FNMA Pass-Through 29.9
FHLMC Pass-Through 14.5
GNMA Pass-Through 13.8
Sectors less than 2% 1.4
Cash & Other Net Assets 5.2

Estimated Average Life Profile



5.2%
90.7%
3.3%
0.4%
0.4%
0 - 1 Year
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

[1] Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Sit Tax-Free Income Fund

(SNTIX)

Inception 9/29/88

Net Asset Value
6/30/09: $8.27 Per Share

Total Net Assets: $142.6 Million
30-Day SEC Yield: 6.10%
Tax Equivalent Yield: 9.38%[1]
12-Month Distribution Rate: 5.00%
Average Maturity: 15.4 Years
Duration to Est. Avg. Life: 6.3 Years[2]
Implied Duration: 6.9 Years[2]

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Total Returns (%)

	Sit Tax-Free Income Fund	Barclays Cap. 5-Year Muni-Bond Index	Lipper General Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	5.62%	0.75%	4.16%
6 Month**	12.59	2.95	N/A
1 Year	-4.84	7.71	0.08
5 Year	0.89	4.37	2.91
10 Year	2.46	4.89	3.96
Inception	4.91	5.78	5.68
Cumulative Total Returns (%)*			
1 Year	-4.84%	7.71%	0.08%
5 Year	4.54	23.83	15.44
10 Year	27.51	61.26	47.41
Inception	170.33	220.83	214.62

*As of 6/30/09
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/HealthCare 18.9
Other Revenue 17.1
Multifamily Mortgage Revenue 13.9
Education/Student Loan 11.4
Single Family Mortgage 9.0
Mutual Funds 6.8
Insured 6.3
Sectors less than 6% 14.9
Cash & Other Net Assets 1.7

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities	
AAA	0.0%
AA	0.0
A	2.7
BBB	5.0
BB	17.7
<BB	6.4
Total	31.8%



Other Assets & Liabilities 1.7%
AAA 10.3%
AA 9.0%
A 14.5%
BBB 25.8%
Less Than BBB 6.9%
Not Rated 31.8%

[1] For individuals in the 35% federal tax bracket.

[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Minnesota Tax-Free Income Fund

(SMTFX)

Inception 12/1/93

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
6/30/09: $9.22 Per Share

Total Net Assets: $255.1 Million
30-Day SEC Yield: 5.31%
Tax Equivalent Yield: 8.87%[1]
12-Month Distribution Rate: 4.82%
Average Maturity: 14.3 Years
Duration to Est. Avg. Life: 5.1 Years[2]
Implied Duration: 6.6 Years[2]

Total Returns (%)

	Sit MN Tax-Free Income Fund	BarclaysCap.5-Year Muni-Bond Index	Lipper MN Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	4.02%	0.75%	2.57%
6 Month**	11.77	2.95	N/A
1 Year	-0.74	7.71	2.53
5 Year	2.64	4.37	3.37
10 Year	3.49	4.89	4.13
Inception	4.41	4.91	4.25
Cumulative Total Returns (%)*			
1 Year	-0.74%	7.71%	2.53%
5 Year	13.89	23.83	18.03
10 Year	40.97	61.26	49.82
Inception	95.99	111.15	91.20

*As of 6/30/09
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Hospital/HealthCare 25.0
MultifamilyMortgage Revenue 18.2
SingleFamilyMortgage 14.1
Education/StudentLoan 10.9
OtherRevenue 9.8
Utility 5.1
Sectorslessthan5.0% 14.4
Cash & Other Net Assets 2.5

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-RatedSecurities

AAA	0.0%
AA	0.5
A	7.1
BBB	17.0
BB	10.6
<BB	0.5
Total	35.7%


Other Assets & Liabilities 2.5%
AAA 9.1%
AA 17.6%
A 16.1%
BBB 16.5%
Less Than BBB 2.5%
Not Rated 35.7%

[1] For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.
[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Annual Shareholder Event is set for October 19th

Mark your calendars for the annual shareholder event. This year's luncheon is on Monday, October 19th at the Edina Country Club. Lunch will begin at 11:30 and the program at 11:45.

Our speakers this year are Sit Mutual Funds Directors Dr. Sidney Jones and former Congressman Bill Frenzel who will cover topics on the domestic front. Jones will provide analysis of current economic issues, while Frenzel will share his insights about government and political issues. Chairman Roger Sit will present the firm's investment outlook and equity strategy. Mike Brilley will discuss our fixed-income strategy. Following the presentations, Debra Sit and Kent Johnson will join the program speakers and answer shareholders' questions.

Luncheon invitations will be mailed to Sit shareholders residing in Minnesota, Wisconsin, Iowa, North Dakota and South Dakota, but all shareholders are welcome to attend. Shareholders residing in Minnesota, Wisconsin, Iowa, and North and South Dakota should expect to receive invitations in the mail in mid-September. If you live outside these states and wish to attend the luncheon, please call 612-359-2606 or email meetings@sitinvest.com. We look forward to seeing you at this year's event.

SIT MUTUAL FUND PRICES

Sit Mutual Funds offers its Fund prices (updated Monday through Friday between 4:45 p.m. and 5:30 p.m. CST) in three ways:

Website: www.sitfunds.com
Access to the Sit Mutual Funds website is available 24 hours a day.

Telephone: 800-332-5580
Automated: Fund prices are available on our automated phone line 24 hours a day.

Live:
Sit Mutual Funds Investor Services Representatives can provide current prices Monday through Friday from 7:30 a.m. to 5:30 p.m. CST.

View Statements Online

View your statements anytime on our website, www.sitfunds.com. Access your account (click on blue "Account Access" button), then click on "Statements & Reports." To establish account access, click on the blue "Account Access" button, and then click on the "Enroll For Online Account Services" link.

MN Tax-Free

(Continued from page one.)

will move when interest rates change. The year-to-date performance of long-duration vs. short-duration municipal bonds is best illustrated by comparing the Barclays Capital 1-year Municipal Bond Index to the Barclays Capital 15-year Municipal Bond Index. The 1-year Index rose +1.91%, while the 15-year Index rose +7.58%.

Market Supply: As a result of the American Recovery and Reinvestment Act of 2009 provision to subsidize 35% of the interest expense on taxable municipal bonds, state and local governments have opted to issue more taxable bonds and fewer tax-exempt bonds than they normally would. With fewer tax-exempt bonds issued and demand stable, prices of these bonds have increased. This has benefited the Sit Minnesota Tax-Free Income Fund, which is comprised of tax-exempt bonds. (Taxable bonds issued through the stimulus package will cease after 2010, unless the program is extended).

Credit Quality: The Sit Minnesota Tax-Free Income Fund portfolio's bond quality positioning has also positively impacted recent returns. During the market meltdown in the last half of 2008, the municipal bond market saw a flight to lower-risk, higher-rated bonds that boosted their returns, while conversely lowering returns on higher-risk, lower or non-rated municipal bonds. This year we have seen a reversal of this movement, as investors are gravitating toward higher-yielding bonds, which has driven prices upward for higher-risk, lower or non-rated bonds and contributed greatly to the Fund's outperformance in the first half of 2009. The Fund invests a significant portion of its assets in these lower, or non-rated, higher-yielding bonds.

Our strategy remains focused on finding opportunities to increase portfolio yield in securities with relatively stable longer term credit outlooks, while continuing to employ diversification strategies as a key factor in managing portfolio risk.

The Sit Tax-Free Income Fund, which has also outperformed its benchmark, the Barclays Capital 5-year Municipal Bond Index, has an investment strategy similar to the Sit Minnesota Tax-Free Income Fund. It provides current income free of federal income taxes to investors who are unaffected by Minnesota tax laws.

PBGC Deficit Sparks Concerns

The financial strength of the Pension Benefit Guaranty Corporation (PBGC) is rapidly deteriorating, sparking fears that a taxpayer-funded bailout may be required to rescue the U.S. government's private pension insurer. The deficit at the federal agency, which guarantees pensions for 44 million Americans, surged to $33.5 billion at the end of March, triple its deficit from six months earlier. The highest prior deficit was $23.5 billion in 2004.

The recession has added to the strain on the PBGC by pushing more companies into bankruptcy and leaving the agency responsible for their pensions. If the PBGC's deficit continues to rise, pressure could build for Congress to provide the agency with financial assistance to prevent benefit reductions and forestall an increase in PBGC premiums paid by employers that operate pension plans.

The head of the PBGC, Vincent Snowbarger, remains optimistic. He expects the agency to meet its financial obligations since the pension payments are disbursed gradually over the beneficiaries' lifetimes and are not due all at once.

Credit Card Act of 2009

The Credit Card Accountability, Responsibility and Disclosure Act (Credit CARD Act) was signed into law by President Obama on May 22, 2009. Although the law is expected to bite into industry profits at a time when card issuers are being hit with increasing delinquencies and defaults, it comes as a welcome relief for the 175 million Americans who have a credit card. Some of the Act's key provisions follow.

Interest Rates

Issuers can neither raise rates for the first year after an account is opened nor retroactively change an interest rate on an existing balance unless a payment is 60 days late. The practice of double-cycle billing, when an issuer calculates interest on the current balance and the average daily balance from the previous billing period, is now prohibited.

Future Rate Hikes

Issuers can no longer increase rates if a cardholder's credit score drops or a late payment is made on another account. In addition, issuers must provide a 45-day notice before a rate increase goes into effect and permit the cardholder to cancel the account before the rate increase kicks in.

Bill Payments

Issuers must send out bills at least 21 days prior to the due date. Any payment above the minimum amount must be applied to the balance with the highest interest rate first. In addition, each bill must inform cardholders of the number of months that it would take to pay off the entire balance if only minimum payments were made and also include a toll-free number where cardholders can learn how to manage their credit and pay down debt.

Over-the-Limit

An issuer cannot charge an over-the-limit fee unless a card holder has previously authorized such a transaction.

Minimum Age

Before providing a card to someone under age 21, an issuer must obtain the signature of a "parent, guardian or other qualified individual." Alternatively, the issuer may obtain proof that an applicant is capable of repaying the debt.

Social Security by Steve Benjamin, CEBS, CRPC

> "We can never insure 100% of the population against 100% of the hazards and vicissitudes of life, but we have tried to frame a law which will give some measure of protection to the average citizen and to his family against the loss of a job and against poverty-ridden old age."
>
> — Franklin D. Roosevelt, August 14, 1935

When President Franklin D. Roosevelt signed into law the Social Security Act in 1935, the premise was simple: younger workers would pay taxes so retirees who were 65 and older could have a more secure retirement. Since then, Social Security has disbursed more than $9 trillion in benefits. Some of this money went to a retired legal secretary named Ida May Fuller, who was the first American to receive monthly Social Security checks. She paid in less than $25, lived to be 100 and received more than $20,000 in benefits!

Qualification

To qualify for Social Security retirement benefits today, you must earn 40 "quarters of coverage" during your working years. If you earn $4,360 at any point in 2009, you will accrue four quarters of coverage. You will earn one quarter of coverage when you earn $1,090 in a calendar quarter.

The calculation of your retirement benefit is complex, but it is largely based on your average earnings over your working career. Consequently, higher lifetime earnings result in higher benefits. You can estimate what your future benefit will be on Social Security's "Retirement Estimator" at www.ssa.gov/estimator.

Funding

Social Security is a pay-as-you-go program. Taxes collected from today's workers pay benefits to today's retirees. Initially, employees and employers each paid 1% of an employee's income, up to a maximum annual wage of $3,000. Since then, Social Security taxes have increased significantly and today, employees and employers pay 6.2% of a worker's income, up to a maximum annual wage of $106,800.

Many individuals assume their Social Security benefits come from an account in their name. They point to the existence of a Social Security trust fund but this "fund" does not hold cash or tangible assets. Instead, Social Security keeps only a record of each American's yearly earnings and payroll taxes.

So how are benefits distributed? Periodically, employers submit Social Security taxes to the Treasury Department. Social Security then provides Treasury with payment instructions for each retiree. After benefits are paid, the Treasury Department issues special-issue bonds (IOUs) to Social Security for the surplus and uses the money.

The Future

The financial strength of our pay-as-you-go system is weakening. Simply put, Social Security is very sensitive to the number of workers paying taxes versus the number of retirees receiving benefits. For example, in 1950 the ratio of workers to retirees was 16:1. Today it is 3:1. And our increasing life expectancy exacerbates the problem. In 1935, the average life expectancy at birth for an American was about 60 years of age. Today it is approximately 78. As a result, there are not only fewer workers paying Social Security taxes, retirees are receiving benefits longer.

The recession is hurting Social Security, too. This was noted in the 2009 Social Security Trustees' Report released in May. With millions of people unemployed and many others working part-time instead of full-time, there has a been a sharp drop-off in the amount of Social Security taxes collected. And older, displaced workers are filing for early retirement benefits at a greater rate than Social Security expected.

It is estimated that in less than ten years, the government will collect less in Social Security taxes than is necessary to pay retirees their promised benefits. When that happens, our government will need to raise taxes and/or reduce benefits. The surplus has been spent and the government's current $11.6 trillion deficit will most likely have increased.

While earlier attempts to reform Social Security have failed, perhaps our leaders in Washington will develop a plan soon to strengthen Social Security for all Americans. For more information, visit the Social Security website at www.ssa.gov or call 1-800-772-1213.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center, 80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
website: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,

Sit Dividend Growth and Sit Minnesota Tax-Free Income Funds • Investment Outlook and Strategy Summary • Second Quarter 2009 Performance Summary • 2009 Annual Meeting • The Credit Card Act of 2009 • PBGC Deficit • Social Security